

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2023

Haogang Yang
Chief Executive Officer
Global Mofy Metaverse Ltd
No. 102, 1st Floor, No. A12, Xidian Memory Cultural and Creative Town
Gaobeidian Township, Chaoyang District, Beijing
People's Republic of China, 100000

> **Re: Global Mofy Metaverse Ltd**
> **Amendment No. 5 to Registration Statement on Form F-1**
> **Filed June 28, 2023**
> **File No. 333-268553**

Dear Haogang Yang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 15, 2023 letter.

Amendment No. 5 to Registration Statement on Form F-1

Consolidated Financial Statements as of March 31, 2023 and September 30, 2022
Not3e 2. Summary of Significant Accounting Policies
(s) Significant risks and uncertainties
Concentration and credit risk, page F-43

1. Please clarify your disclosures that indicate as of March 31, 2023 and September 30, 2022, cash balances in the PRC are $1,123,024 and $1,131,886, respectively. In this respect, we note that as of March 31, 2023 and September 30, 2022, cash balances on your consolidated balance sheets are $8,181,251 and $1,136,064, respectively. Tell us the amount of demand deposits placed with commercial banks for each period presented.

Explain whether your demand deposits have fixed terms and whether you can withdraw the demand deposits at any time or use it for settlement. In this regard, please consider whether the demand deposits included in your cash balance qualify as cash equivalents. We refer you to ASC 230-10-45-6 and 50-1. If so, please revise the cash caption and disclosures accordingly.

You may contact Morgan Youngwood, Senior Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Yarona L. Yieh